Medicure Launches E-Commerce Pharmacy Platform – www.marleydrug.com
Through its Subsidiary Marley Drug Pharmacy

Wednesday, February 9, 2022

WINNIPEG, MB, February 9, 2022 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, is pleased to announce that it has launched its national direct-to-consumer E-Commerce pharmacy platform – www.marleydrug.com through its subsidiary, Marley Drug® pharmacy.

For more than 100 million Americans who do not have prescription drug coverage getting better and staying healthy can often depend on access to affordable medications.

"Many hard-working Americans are now having to choose between their medicine and other basic necessities," said Albert D. Friesen, PhD, Chief Executive Officer of Medicure and Chair of its Board of Directors. "This is a choice no American should ever have to make."

Marley Drug's new E-Commerce website is a platform where FDA approved medications can be purchased at discount prices by Americans for home delivery in all 50 States. Additionally, the platform enables a client to store their medication and ordering history, as well as that of their family, and reorder medications or request refills all within the comfort of their home. The platform focuses on ease-of-use, health and wellness resources and a U.S. based pharmacy team dedicated to providing a pleasant customer experience. Through the combination of technology, an ever-expanding portfolio of medications, and superior customer service, the E-commerce platform is designed to meet the evolving needs of Americans and strengthen our existing lines of business which include Medicure's primary care drug, ZYPITAMAG® and future branded products.

In addition to the typical 30- and 90-day fill of medications, the platform offers customers the ability to acquire extended supply fills of 6 and 12 months. For chronic care medications, 6 and 12 month quantities could increase patient adherence and lead to better management of medical conditions. Additional benefits include fewer pharmacy visits, less frequent refills and overall reduced cost. Marley Drug provides over 100 chronic care medications at $37 for 6 months and $70 for 12 months with free delivery anywhere in the United States and some territories. During the launch period, certain medications will be available at just $2 per month with free shipping for new customers.

"We look forward to growing the E-Commerce platform and significantly increasing the affordability of health care for all Americans and enhancing shareholder value", said Dr. Friesen.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of innovative and affordable therapeutics for the U.S. market. Medicure's sales force markets to physicians and other healthcare professionals and now with E-Commerce integration, will be offering patients and providers direct online ordering and home delivery. Our vision is to become a leading pharmaceutical company within the U.S, offering a growing portfolio of products that improve patients' lives. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug®, Inc. ("Marley Drug"), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and most territories, including Puerto Rico. Marley Drug is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or e-mail info@marleydrug.com. For more information on Medicure please visit https://www.medicure.com/. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit:

https://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from the E-Commerce platform, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2020.

SOURCE Medicure Inc.

For further information: please contact: Dr. Albert D. Friesen, Chief Executive Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com , https://www.medicure.com/